UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

               FORM 12b-25             SEC FILE
NUMBER
                                       __ 0-
15188______
            NOTIFICATION OF LATE FILING  CUSIP NUMBER
                                         _46070J106__
                                         __
(Check One):  X_ Form 10-K  __ Form 20-F  __ Form 11-
K __ Form 10-Q  __ Form N-SAR
         For Period Ended:        April 30, 1996
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-
F
         [  ] Transition Report on Form 11-
K
         [  ] Transition Report on Form 10-
Q
         [  ] Transition Report on Form N-
SAR
         For the Transition Period Ended:
_________________________

 Read Instruction (on back page) Before Preparing Form.
                  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification relates:
_______________________________________________________
__

PART I - REGISTRANT INFORMATION
                              INTERSOLV, Inc.
Full Name of Registrant

________________N/A____________________________________
__ Former Name if Applicable

          9420 Key West Avenue
Address of Principle Executive Office (Street and
Number)

Rockville, MD 20850
City, State and Zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 X   (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11
K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if
applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why the Form
10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).
                              See Attachment I
PART IV - OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification
     Kenneth A. Sexton               (301)838-5210
     (Name)                (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                  __X  Yes       No

(3)  Is it anticipated that any significant change in
    results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                  __X  Yes       No
     __________________See Attachment II_______________________

                             INTERSOLV, Inc.____________________
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date             7/29/96         By _/s/Kenneth A. Sexton________
                                    Kenneth A. Sexton,
                                    Senior Vice President
                                    Finance & Administration,
                                    Chief Financial Officer &
                                    Secretary
                      ATTACHMENT I


     In May 1995, INTERSOLV, Inc. ("INTERSOLV") acquired all of the outstanding common stock of PC Strategies and Solutions, Inc. ("PCS"). This transaction is to be accounted for using the "pooling-of-interests" method, accordingly INTERSOLV's historical financial statements must be restated to include the results of operations of PCS.

     On October 23, 1995, INTERSOLV acquired all of the outstanding common and preferred stock of TechGnosis
International, Inc. ("TechGnosis"), a Belgium based company, for a combination of INTERSOLV shares and cash. In addition, INTERSOLV assumed $3,865,000 of TechGnosis' obligations under its 8.4% Subordinated
Convertible Notes due in 1999. The transaction is to be accounted for using the "pooling-of-interests" method, accordingly INTERSOLV's historical financial statements must be restated to include the results of operations of
TechGnosis.
   As of July 29, 1996, the due date of INTERSOLV's
Form 10-K for the year ended April 30, 1996, INTERSOLV was unable to complete the restatement of the historical financial statements and related footnotes to include the results of operations of TechGnosis and PCS.

                     ATTACHMENT II

     As previously disclosed in its press release of May 30, 1996, INTERSOLV will report revenues of $145.3 million for the year ended April 30, 1996, as compared to $134.5 million for fiscal 1995. INTERSOLV will report a net loss of $3.7 million for fiscal 1996 due to $13.6 million of acquisition charges related to the acquisition of TechGnosis and PCS, as compared to net income of $10.9 million in fiscal 1995. The fiscal
1995 results include
the results of operations for TechGnosis and PCS.